UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )*

                    Under the Securities Exchange Act of 1934

                               Natus Medical, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    639050103
                                 (CUSIP Number)

                                  Lance Kravitz
                                   Perry Corp.
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 22, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Perry Corp.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2 (d) or 2 (e)
                                                                             |_|
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
                        4,348,000
                        --------------------------------------------------------
   NUMBER OF      8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           NONE
    OWNED BY            --------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              4,348,000
     WITH               --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,348,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.04%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Richard C. Perry
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
-------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2 (d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
                        4,348,000 (all shares beneficially owned by Perry Corp.)
                        -------------------------------------------------------
   NUMBER OF      8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           NONE
   OWNED BY             -------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              4,348,000 (all shares beneficially owned by Perry Corp.)
     WITH               -------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,348,000
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.04%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER:

      This statement on Schedule 13D relates to shares of common stock, $0.001 par value per share of Natus Medical, Inc., a Delaware corporation (the "Issuer") acquired by private investment funds managed by Perry Corp. (the "Shares"). The principal executive offices of the Issuer are located at 1501 Industrial Road, San Carlos, CA 94070.

ITEM 2. IDENTITY AND BACKGROUND:

      This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 599 Lexington Avenue, New York, NY 10022. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

      The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard
C. Perry) are set forth in Schedule B, which is incorporated herein by reference.

      During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

      The Shares were acquired by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchases of the Shares was the working capital of such investment funds. The total purchase price for the Shares was $16,894,596.83.

ITEM 4. PURPOSE OF TRANSACTION:

      The Shares were acquired for investment and proprietary trading purposes in the ordinary course of business by two or more private investment funds managed by Perry Corp. and were not acquired with the purpose or effect of changing or influencing control of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

      (a)-(b) Perry Corp. is the indirect beneficial owner of 4,348,000 Shares, which constitutes approximately 27.04% of the Issuer's outstanding Shares, based upon 16,080,000.00 Shares outstanding as of August 22, 2002. Perry Corp. has sole power to vote and sole power to dispose of the 4,348,000 Shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

      (c) See Exhibit B attached hereto. All of the transactions in the Shares set forth on Exhibit B were made by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser within 60 days of the event which triggered the filing of this Schedule 13D.

      (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

      Except for the arrangements described in Item 5(d) above, to the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A --  Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.

      Exhibit B --  List of transactions in Issuer's common stock taking place during the 60 day period preceding this filing.

      Schedule A -- Executive Officers and Directors of Perry Corp. (other than
                    Richard C. Perry).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            PERRY CORP.

Dated:     August 22, 2002
           New York, New York               By:     /s/ Richard C. Perry
                                                    ----------------------------
                                                    Name: Richard C. Perry
                                                    Title: President

Dated:     August 22, 2002
           New York, New York                   /s/ Richard C. Perry
                                             -----------------------------------
                                                    Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Natus Medical, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                               PERRY CORP.

Dated:     August 23, 2002
           New York, New York                  By:  /s/ Richard C. Perry
                                                    --------------------------
                                                    Name: Richard C. Perry
                                                    Title: President


Dated:     August 23, 2002
           New York, New York                   /s/ Richard C. Perry
                                               -------------------------------
                                                    Richard C. Perry

                                                                       EXHIBIT B

                              List of Transactions

Trade Date       Transaction       Quantity            Price
-----------------------------------------------------------------------

                     BUY
 6/24/2002                          3,000.00           3.9713
 6/25/2002           BUY           40,000.00           4.0500
                     BUY
 6/26/2002                          100.00             3.9600
                     BUY
 6/27/2002                          3,300.00           3.9864
                     BUY
  7/2/2002                          2,700.00           4.0463
                     BUY
  7/5/2002                          2,800.00           4.0000
                     BUY
  7/8/2002                          2,800.00           3.9329
 7/15/2002           BUY           56,000.00           3.5000
 7/16/2002           BUY           10,800.00           3.5969
                     BUY
 7/17/2002                          1,100.00           3.7700
                     BUY
 7/22/2002                          5,200.00           3.6738
                     BUY
 7/23/2002                          1,000.00           3.6500
 7/24/2002           BUY           14,800.00           3.6557
                     BUY
 7/25/2002                          5,000.00           3.7000
 7/26/2002           BUY           17,200.00           3.5583
                     BUY
 7/29/2002                          5,300.00           3.5385
                     BUY
 7/30/2002                          5,000.00           3.5634
                     BUY
 7/31/2002                          3,000.00           3.5500
                     BUY
 7/31/2002                          8,700.00           3.5501
  8/1/2002           BUY           16,000.00           3.5625
  8/2/2002           BUY           35,600.00           3.5470
  8/5/2002           BUY          100,000.00           3.5100
  8/5/2002           BUY           20,000.00           3.5000
  8/6/2002           BUY           25,000.00           3.5100
  8/7/2002           BUY           75,000.00           3.2600
  8/7/2002           SELL        (200,000.00)          3.4000
  8/8/2002           BUY           17,500.00           3.4600
  8/9/2002           BUY          200,000.00           3.4982
  8/9/2002           SELL        (500,000.00)          3.6000
 8/12/2002           BUY           25,000.00           3.5900
 8/13/2002           BUY           85,000.00           3.6600
 8/14/2002           BUY           50,000.00           3.7000
 8/15/2002           BUY           50,000.00           3.6900
 8/15/2002           BUY          100,000.00           3.6200
 8/16/2002           BUY           50,000.00           3.6700
 8/19/2002           BUY           50,000.00           3.7400
 8/20/2002           BUY           30,000.00           3.7100
 8/21/2002           BUY           25,000.00           3.6500
 8/21/2002           BUY           25,000.00           3.7000
 8/21/2002           BUY        1,500,000.00           3.7000
 8/22/2002           BUY           64,053.00           3.7100
 8/22/2002           BUY          528,747.00           3.7100
 8/22/2002           BUY          500,000.00           3.4900
 8/22/2002           BUY          200,000.00           3.4900

                                                                      SCHEDULE A

         Executive Officers of Perry Corp. (other than Richard C. Perry)


Name & Principal Occupation                 Citizenship     Business Address
---------------------------                 -----------     ---------------
Randall Borkenstein,                        USA             c/o Perry Corp.
Chief Financial Officer of Perry Corp.                      599 Lexington Avenue
                                                            36th Floor

                                                            New York, NY 10022
William J. Vernon,                          USA             c/o Perry Corp.
Secretary of Perry Corp.                                    599 Lexington Avenue
                                                            36th Floor
                                                            New York, NY 10022